Mail Stop 7010

      December 1, 2005

Mr. Domenico Cecere
KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024

	Re:	KB Home
		Form 10-K for Fiscal Year Ended November 30, 2004
		Form 10-Q for Fiscal Quarter Ended August 31, 2005
      File No. 1-09195

Dear Mr. Cecere:

      We have reviewed your response letter dated November 23,
2005
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2005

Note 13 - Subsequent Event

1. We note your response to comment 2 from our letter dated
November
9, 2005.   Please confirm to us in writing the information that
was
shared in the November 28, 2005 phone call we had with Bill Hollinger, your chief accounting officer. Specifically, please tell us the type and amount of consideration received from Countrywide for the sale of substantially all of the assets of your mortgage banking business. Also, please tell us in a reasonable level of detail, and quantify, the assets that Countrywide contributed to the newly formed joint venture, and tell us whether any of those assets were among the mortgage banking assets that you sold to Countrywide for cash.


*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to John Hartz, Senior Assistant Chief
Accountant,
at (202) 551-3689 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. Domenico Cecere
KB Home
December 1, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE